EXCO Partners, LP

12377 Merit Drive, Suite 1700, LB 82

Dallas, Texas 75251

(214) 368-2084

January 14, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Anne Nguyen Parker
Branch Chief

Re:	EXCO Partners, LP – Form S-1 (Registration No. 333-146059)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “ Securities Act”), EXCO Partners, LP, a Delaware limited partnership (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable.  The Registrant no longer intends to proceed with a registered public offering of its securities at this time.  The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.  The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Very truly yours,

EXCO Partners, LP

By:	EXCO GP PARTNERS, LP,
its General Partner

By:	EXCO PARTNERS GP LP, LLC,
Its General Partner

By:	/s/ WILLIAM L. BOEING
William L. Boeing
Vice President, General Counsel and
Secretary

cc:	William N. Finnegan
Brett E. Braden
Joshua Davidson
Ryan J. Maierson